NETSMART TECHNOLOGIES, INC.
EXHIBIT 11.1 - CALCULATION OF EARNINGS PER SHARE





                                                    Six Months ended June 30,
                                                     1998              1997
                                                     ----              ----

Average shares outstanding                         8,333,996        6,800,032
  Dilutive effect of stock options
  and warrants computed by use
  of treasury stock method                                 0                0

Computation of Earnings Per
  Share=Net Income/Average
  common and common share
  equivalent shares                                 (356,812)      (1,239,887)
outstanding                                        8,333,996        6,800,032
                                                   ---------        ---------

Earnings Per Share                                     $(.04)           $(.18)